JCDecaux

02049731

82-34631

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 03 2002
WASH, D.C. 180

Communication Extérieure

Allemagne
Argentine
Australie
Autriche
Belgique
Bosnie
Brésil
Bulgarie
Chili
Corée
Croatie
Danemark
Espagne
États-Unis
Finlande
France
Hong Kong
Hongrie
Irlande
Islande
Italie
Japon
Luxembourg
Macao
Malaisie
Mexique
Norvège
Pays-Bas
Pologne
Portugal
République Tchèque
Royaume-Uni
Singapour
Slovaquie
Slovénie
Suède
Suisse
Thaïlande
Uruguay
Yougoslavie

August 13, 2002

SUPPL

File 82-5247
Issuer : JCDecaux SA
Country : France

Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2 (b)

Ladies and Gentlemen,

Please find attached the 1rst Half-Year 2002 Report for file 82-5247. JCDecaux SA is providing these documents, to you pursuant to its obligations under Rule 12g3-2 (b) (1) (i).

Please do not hesitate to contact the undersigned, by mail patrick.gourdeau@jcdecaux.fr or by telephone 33.(1).30.79.70.20, should you have any questions or comments regarding the format and /or content of the enclosed materials.

Very truly yours,

PROCESSED
SEP 11 2002
THOMSON FINANCIAL

Patrick GOURDEAU
General Counsel

dlo 9/6

JCDecaux SA
Siège Social : 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tél. : +33 (0)1 30 79 79 79

File 82-5247

JCDecaux SA

Société anonyme à Directoire et Conseil de Surveillance
Capital de 3 378 284,27 euros
Siège social : 17, rue Soyer - 92200 - NEUILLY S/SEINE
307 570 747 - RCS NANTERRE

(en millions d'euros)

	JCDecaux SA - Comptes Consolidés (Consolidated accounts)								
	2002			2001			Variations 2002/2001		
	1er Trimestre (au 31/03/02)	2ème Trimestre (au 30/06/02)	1er Semestre (Cumul au 30/06/02)	1er Trimestre (au 31/03/01)	2ème Trimestre (au 30/06/01)	1er Semestre (Cumul au 30/06/01)	1er Trimestre 2002/2001	2ème Trimestre 2002/2001	1er Semestre 2002/2001
	1st quater at 03/31/02	**2nd quater at 06/30/02**	**Aggregate at 1st half-year 2002**	**1st quater at 03/31/01**	**2nd quater at 06/30/01**	**Aggregate at 1st half-year 2001**	**1st quater 2002 vs 2001**	**2nd quater 2002 vs 2001**	**FY 2002/2001**
Mobilier Urbain	198,8	218,4	417,2	188,1	209,4	397,5	5,7%	4,3%	5,0%
(Street furniture)									
Affichage	93,2	125,0	218,2	81,3	117,8	199,1	14,6%	6,1%	9,6%
(Billboards)									
Transport	66,6	77,9	144,5	73,1	85,4	158,5	-8,9%	-8,8%	-8,9%
Total Groupe	358,6	421,3	779,9	342,5	412,6	755,1	4,7%	2,1%	3,3%

DJ/ST-26/7/02